SWWT, Inc. to form an Internet-focused holding company to acquire properties in media, music, entertainment, and consumer applications.

SWWT, Inc. (SWWT: OTCBB) has entered into a merger agreement with E-Newco Inc., a company founded by Jon Diamond, to form an Internet holding company that will fund early-stage Internet properties and acquire existing companies focused on media, music, entertainment, and consumer applications.

The company will pursue a strategy of building a community of Internet companies in various related fields. The company will provide operational, infrastructure, and capital support, access to strategic partnerships, and brand expertise to a family of Internet companies. The company will be renamed at a later date.

Under the merger agreement, SWWT will issue 757,772 shares of its convertible preferred stock to the stockholders of E-Newco in exchange for their shares of E-Newco common stock and E-Newco will become a wholly owned subsidiary of SWWT. The convertible preferred stock of SWWT will automatically convert into an aggregate of 75,777,162 shares of common stock of SWWT following the approval by the stockholders of SWWT of the requisite increase to the amount of authorized common stock of the company and the receipt by SWWT of additional equity financing of at least $15.0 million. The holders of the convertible preferred stock of SWWT to be issued in the merger will vote with the holders of the common stock of SWWT on an as converted basis and will possess approximately 95.5% of the voting power outstanding after the closing. Upon completion of these transactions but without giving effect to the receipt of the additional equity financing, SWWT will have outstanding approximately 79.3 million shares of common stock, on an as converted and fully diluted basis, of which the current stockholders of E-Newco will own approximately 95.5%.

 If SWWT does not receive additional equity financing of at least $15.0 million within 180 days of the consummation of the transactions contemplated by the merger agreement, the holders of the common stock of SWWT may elect to cause the company to redeem the outstanding shares of convertible preferred stock at a redemption price equal to a pro-rata portion of SWWT's cash balance, if any, at the date of redemption.

In addition, SWWT has declared a one-time cash dividend to its pre-merger stockholders in an amount equal to the cash on SWWT's balance sheet at the time of such dividend, less expenses related to these transactions and the settlement of certain outstanding claims. The payment of the dividend is conditioned on the closing of the transactions contemplated by the merger agreement.

In connection with the transactions contemplated by the merger agreement, three of the current directors of SWWT will resign as members of the board of directors of SWWT, and Mr. Diamond and two other designees of E-Newco will become members of the board. In addition, Mr. Diamond will become the Chairman and Chief Executive Officer of SWWT.

Following completion of the transactions contemplated by the merger agreement, SWWT expects that its stockholders will act by written consent to, among other things, change the name of SWWT, increase the authorized capital stock of SWWT, make certain other modifications to the certificate of incorporation and by-laws of SWWT, and make changes to the composition of the board of directors of SWWT.

Consummation of the transactions contemplated by the merger agreement is subject to customary conditions.

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Statements in this press release, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from the projected or suggested herein due to certain risks and uncertainties including, without limitation, the risks associated with the ability to consummate the transactions set forth above, management of growth, and competition, as well as operating risks. Those and other risks are described in SWWT's filings with the Securities and Exchange Commission (the "SEC") made over the last 12 months, copies of which are available from the SEC or may be obtained upon request from SWWT.